UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 10, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 33.300.324.63-1

NOTICE TO THE MARKET

Change of Independent Auditors

TIM S.A. (“TIM” or the “Company”), pursuant to CVM Resolution No. 23, dated February 25, 2021, as amended (“CVM Resolution No. 23”), hereby informs its shareholders and the market in general that, on November 9, 2026, its Board of Directors, following the favorable recommendation of the Statutory Audit Committee, approved the replacement of Ernst & Young Auditores Independents S/S. (“EY”), the Company’s current independent auditor.

In this context, the Board of Directors approved the selection of Deloitte Touche Tohmatsu Auditores Independentes Ltda. to provide independent audit services in connection with the Company’s financial statements for the fiscal year ending December 31, 2026, and thereafter, for purposes of compliance with applicable Brazilian requirements.

The Board of Directors also approved the selection of Grant Thornton Auditores Independentes Ltda. to serve as the Company’s independent registered public accounting firm for the audit of the consolidated financial statements for the fiscal year ending December 31, 2026, to be included in TIM’s Annual Report on Form 20-F.

The replacement of EY and the selection of different audit firms for Brazil and the United States result from the applicable independence requirements considering the changes in the Company’s shareholding control previously disclosed.

The execution of the respective engagement letters remains subject to the applicable procedures.

Rio de Janeiro, November 10, 2026

TIM S.A.

Vicente de Moraes Ferreira

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: November 10, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer